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                            [SCS/COMPUTE(R) LETTERHEAD]

NEWS RELEASE

        Contact at The Thomson Corporation:             Nigel R. Harrison
                                                        Executive Vice President
                                                        203/328-9422

        Contact at SCS/Compute:                         Charles G. Wilson
                                                        Executive Vice President
                                                        314/432-7323

FOR IMMEDIATE RELEASE


                 THE THOMSON CORPORATION AND SCS/COMPUTE, INC.
                            APPROVE MERGER AGREEMENT

        ST. LOUIS, December 20, 1995 -- SCS/Compute, Inc. (SCS), a leading software supplier to tax and accounting professionals, announced today that it has entered into a definitive agreement and plan of merger with Thomson U.S. Holdings, Inc., a division of The Thomson Corporation (Thomson) of Toronto, Canada. The principal activities of Thomson are specialized information and publishing, and leisure travel. With annual sales of U.S. $6.5 billion, and 45,000 employees, Thomson operates primarily in North America and the United Kingdom and has expanding interests internationally.
        Robert W. Nolan, Sr., chairman, president and chief executive officer of SCS, has entered into a definitive agreement with Thomson to sell his 1,082,570 shares of common stock at a price of $6.75 per share. Under the terms of the merger agreement, Thomson will begin a $6.75 per share cash tender offer no later than Wednesday, December 27, 1995 for the remaining 1,489,407 shares of SCS's outstanding common stock. SCS is listed on the NASDAQ Small-Cap Stock market under the symbol SCOMC.
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        The Board of Directors of SCS has approved the merger agreement and has determined that the proposed transaction is fair to, and in the best interests of, the SCS stockholders. In reaching this conclusion, the Board of Directors relied in part upon the fairness opinion from Fister & Associates, Inc., the financial advisor to SCS.

        The acquisition is subject to more than 50 percent of the shares outstanding being tendered, including Nolan's stock. The completion of the merger is also subject to other customary conditions. Following the completion of the transaction, SCS will operate as a separate company within Thomson's Research Institute of America (RIA) Group. RIA Group, formed earlier this year, is comprised of RIA, Warren Gorham & Lamont, and Practitioners Publishing Company. Together these professional publishers are one of the leading information providers to the tax and accounting markets in the United States.

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